Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com
August 5, 2011
VIA ELECTRONIC TRANSMISSION
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Henry Schein, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2010
Filed February 22, 2011
File No. 000-27078
Dear Mr. Reynolds:
     Reference is made to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Definitive Proxy Statement filed on Schedule 14A filed with the Commission on April 8, 2011 by Henry Schein, Inc. (the “Company”), in your letter dated July 22, 2011 (the “Comment Letter”).
     We are writing to respond, on behalf of the Company, to the comment contained in the Comment Letter. For your convenience, your comment is set forth in this letter, followed by the Company’s response. References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.
Form 10-K filed on February 22, 2011 for the Fiscal Year Ended December 25, 2010
Part III. Incorporated by Reference in Definitive Proxy Statement filed on April 8, 2011
Compensation Discussion and Analysis, page 15
1.	We note your response to comment three of our letter dated May 27, 2011, and we reissue it. Please confirm that in future filings that you will provide the specific EPS performance goals under the LTIP that result in the issuance of restricted stock or other equity compensation. Please note we are not requesting target disclosure on a prospective basis, rather you should provide the EPS targets in the proxy statement filed after the restricted stock units have vested.

John Reynolds
United States Securities and Exchange Commission
August 5, 2011

Thus, the disclosure of the EPS targets would not be prospective in nature. Please provide us draft disclosure, though you may omit the specific targets in your supplemental letter.
Pursuant to the Staff’s comment, we confirm that we will provide the specific EPS performance goals under the LTIP with respect to vested performance-based restricted stock or other vested equity compensation in future filings, based on the following draft disclosure (to be inserted after the fifth sentence of the first full paragraph on page 20 of our Definitive Proxy Statement filed on April 8, 2011, which reads: “On March 3, 2011, the performance-based restricted stock/units granted under the 2008 LTIP vested with an achievement of 94% of the EPS performance goal and a payout awarded in shares of Company common stock equal to 34% of the original number of shares/units granted and not otherwise forfeited”):
“The three-year cumulative EPS target for the performance-based restricted stock granted under the 2008 LTIP was $10.30 (as adjusted) and the actual three-year cumulative EPS was $9.68 (as adjusted). These target and actual EPS amounts reflect the adjustments described below.”
     Please contact me should you have any questions or additional comments.

Very truly yours,
/s/ Julie M. Allen
Julie M. Allen

cc:	Michael S. Ettinger (Henry Schein, Inc.)
Jennifer Ferrero (Henry Schein, Inc.)
Andrea S. Rattner (Proskauer Rose LLP)